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Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taseko Mines Limited

We consent to the use of:

        our report dated February 22, 2022 on the consolidated financial statements of Taseko Mines Limited (the "Entity") which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes (collectively the "consolidated financial statements"), and our report dated February 22, 2022 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-237948) on Form F-10/A of Taseko Mines Limited filed with the United States Securities and Exchange Commission.

//s// KPMG LLP

Chartered Professional Accountants

March 30, 2022

Vancouver, Canada

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